The Flexi Group Holdings Ltd

Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6

Changkat Semantan, Bukit Damansara

50490 Kuala Lumpur, Malaysia

December 15, 2023

VIA EDGAR

Attention:	Mr. Paul Cline
Mr. Benjamin Holt

Re:	The Flexi Group Holdings Ltd

Amendment No. 6 to Registration Statement on Form F-4

Filed November 24, 2023

File No. 333-269739

Ladies and Gentlemen:

This letter sets forth the response of The Flexi Group Holdings Ltd (the “Registrant”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated December 1, 2023 (the “Comment Letter”), with respect to the above referenced Amendment No. 6 to Registration Statement on Form F-4. Concurrently with the submission of this letter, the Registrant is filing Amendment No. 7 to the Registration Statement (the “Seventh Amended Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Registrant has included other revisions and updates to its disclosure in the Seventh Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Seventh Amended Registration Statement.

Set forth below is the Registrant’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 6 to Registration Statement on Form F-4 filed November 24, 2023

Material U.S. Federal Income Tax Consequences of the Business Combination, page 261

1.	Please ensure that the tax opinion addresses and expresses a conclusion for each material tax consequence. In that regard, please tell us the basis for excluding from the opinion the potential United States federal income tax consequences of the business combination pursuant to Section 367 of the Code.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 176 of the Seventh Amended Registration Statement and has obtained a revised opinion, which has been filed as Exhibit 8.1 to the Seventh Amended Registration Statement.

Division of Corporation Finance
U.S. Securities and Exchange Commission
December 15, 2023

General

2.	When discussing dilution to TGVC public shareholders post business combination, such as on page 18, please clearly disclose the dilution that will occur immediately after the business combination due to the public offering on Form F-1.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 19-20, 27 and 94 of the Seventh Amended Registration Statement.

We respectfully request the Staff’s assistance in completing the review of the Seventh Amended Registration Statement as soon as possible. Please contact Christopher Haunschild of Lucosky Brookman LLP at (212) 417-8160 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

THE FLEXI GROUP HOLDINGS LTD

By:	/s/ Christopher I. Edwards
Name:	Christopher I. Edwards
Title:	Chief Executive Officer

cc:	Christopher I. Edwards, The Flexi Group Holdings Ltd

Christopher Haunschild, Lucosky Brookman LLP

Penny Somer-Greif, Lucosky Brookman LLP

Kevin E. Criddle, DLA Piper LLP (US)

Penny J. Minna, DLA Piper LLP (US)